Exhibit 2.1

EXECUTION VERSION

Asset Purchase Agreement

by and between

SIGA Technologies, Inc.

and

Eli Lilly and Company

October 31, 2018

Asset Purchase Agreement

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of October 31, 2018 (the “Effective Date”), by and between Eli Lilly and Company (“Buyer”) and SIGA Technologies, Inc. (“Seller”). Buyer and Seller may hereinafter be referred to individually as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, Seller is the sole beneficial and record holder of all right, title and interest to the Priority Review Voucher (as defined below).

WHEREAS, Seller and Buyer each (i) desire that Buyer purchase from Seller, and Seller sell, transfer and assign to Buyer, the Purchased Assets (as defined below), all on the terms set forth herein (such transaction and the other transactions contemplated hereunder, collectively, the “Asset Purchase”), and (ii) in furtherance thereof, have duly authorized, approved and executed this Agreement, and authorized and approved the other transactions contemplated by this Agreement, in accordance with all applicable Legal Requirements (as defined below).

WHEREAS, Seller and Buyer desire to make certain representations, warranties, covenants and other agreements in connection with the Asset Purchase as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and their mutual undertakings hereinafter set forth, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1          Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

(a)          “Affiliate” means any Person which, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, a Party to this Agreement, for so long as such control exists, whether such Person is or becomes an Affiliate on or after the Effective Date. A Person shall be deemed to “control” another Person if it: (i) with respect to such other Person that is a corporation, owns, directly or indirectly, beneficially or legally, at least fifty percent (50%) of the outstanding voting securities or capital stock (or such lesser percentage which is the maximum allowed to be owned by such Person in a particular jurisdiction) of such other Person, or, with respect to such other Person that is not a corporation, has other comparable ownership interest, or (ii) has the power, whether pursuant to Contract, ownership of securities or otherwise, to direct the management and policies of such other Person.  For the avoidance of doubt, MacAndrews & Forbes Incorporated shall not be an Affiliate of the Seller for the purposes of this Agreement.

(b)          “Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York.

(c)          “Confidential Information” means (i) any and all confidential and proprietary information, including, but not limited to, data, results, conclusions, know-how, experience, financial information, plans and forecasts, that may be delivered, made available, disclosed or communicated by a Party or its Affiliates or their respective Representatives to the other Party or its Affiliates or their respective Representatives, related to the subject matter hereof or otherwise in connection with this Agreement and (ii) the terms, conditions and existence of this Agreement. “Confidential Information” will not include information that (A) at the time of disclosure, is generally available to the public, (B) after disclosure hereunder, becomes generally available to the public, except as a result of a breach of this Agreement by the recipient of such information, (C) becomes available to the recipient of such information from a Third Party that is not legally or contractually prohibited by the disclosing Party from disclosing such Confidential Information; or (D) was developed by or for the recipient of such information without the use of or reference to any of the Confidential Information of the disclosing Party or its Affiliates, as evidenced by the recipient’s contemporaneous written records. Notwithstanding anything herein to the contrary, all Confidential Information included within the Purchased Assets shall constitute Confidential Information of the Buyer from and after the Closing Date.

(d)          “Confidentiality Agreement” means the Confidentiality Agreement, by and between Buyer and Seller, effective as of September 24, 2018.

(e)          “Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

(f)          “Encumbrance” means any lien, pledge, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, right of negotiation or refusal, lease, security interest, encumbrance, adverse claim, interference or restriction on use or transfer.

(g)          “FDA” means the United States Food and Drug Administration.

(h)          “FDC Act” means the United States Federal Food, Drug, and Cosmetic Act, 21 USC 301, et seq. as amended, and including any rules, regulations and requirements promulgated thereunder.

(i)          “Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self‑regulatory organization or any quasi‑governmental or private body exercising any regulatory, taxing or other governmental or quasi‑governmental authority.

(j)          “Knowledge” means, with respect to Seller, the actual knowledge of Annie Frimm (Vice President – Regulatory Affairs, Clinical and Quality), Daniel J. Luckshire (Executive Vice President and Chief Financial Officer) and Dennis E. Hruby (Chief Scientific Officer), after due inquiry.

(k)          “Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to a Party or to any of its assets, properties or businesses. Legal Requirements shall include, without limitation, with respect to Seller, any responsibilities, requirements, obligations, parameters and conditions relating to the Priority Review Voucher set forth in (i) the NDA Approval Letter, (ii) any other correspondence received by Seller or its Affiliates from the FDA regarding the Priority Review Voucher, (iii) Section 565A of the FDC Act (21 U.S.C. 360bbb-4a), or (iv) the January 2018 FDA draft guidance document “Material Threat Medical Countermeasure Priority Review Vouchers, Guidance for Industry.”

(l)          “Liabilities” means all debts, liabilities and obligations, whether presently in existence or arising hereafter, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any law, action or Order and those arising under any Contract.

(m)          “NDA Approval Letter” means the NDA approval letter dated July 13, 2018 from the Department of Health and Human Services to Seller, Reference ID: 4291064, approving the Subject NDA and granting the Priority Review Voucher, attached hereto as Exhibit A.

(n)          “Order” means any order, decree, edict, injunction, writ, award or judgment of any Governmental Entity.

(o)          “Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

(p)          “Priority Review” means a priority review of and action by the FDA on a human drug application in accordance with Section 505(b)(1) of the FDC Act.

(q)          “Priority Review Voucher” means the priority review voucher issued by the United States Secretary of Health and Human Services to Seller, as the sponsor of a material threat medical countermeasure product application, and assigned tracking number PRV NDA 208627, that entitles the holder of such voucher to Priority Review, as evidenced by a copy of the NDA Approval Letter.

(r)          “Proceeding” means any claim, action, arbitration, audit, hearing, investigation, litigation, proceeding or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

(s)          “Purchased Assets” means (i) the Priority Review Voucher, and (ii) any and all rights, benefits and entitlements afforded to the holder of the Priority Review Voucher.

(t)          “Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, accountant, financial advisor or legal counsel of that Person.

(u)          “Subject NDA” means NDA No. 208627 approved on July 13, 2018 with respect to TPOXX® (tecovirimat) capsules, 200 mg, for the treatment of patients with human smallpox disease caused by variola virus.

(v)          “Third Party” means any Person other than a Party and such Party’s Affiliates.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE II
PURCHASE AND SALE

2.1          Purchase and Sale; No Assumed Liabilities.

(a)          Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, assign and deliver to Buyer, at the Closing all of Seller’s right, title and interest in, to and under the Purchased Assets, in each case free and clear of all Encumbrances.

(b)          For the avoidance of doubt, the sale, assignment, transfer and conveyance of the Purchased Assets from Seller to Buyer shall not include the transfer, conveyance or assumption of any Liabilities of any nature from Seller to Buyer and, accordingly, Buyer shall not assume or be liable for any such Liabilities of Seller or its Affiliates (fixed, contingent or otherwise, and whether or not accrued), including Liabilities relating to the Purchased Assets (other than such obligations as are generally imposed by applicable Legal Requirements solely on the holder of the Priority Review Voucher in respect of its use or transfer following the sale thereof pursuant to this Agreement) (such Liabilities, “Excluded Liabilities”).

2.2          Purchase Price. The total consideration to be paid by Buyer to Seller at the Closing for all of the Purchased Assets shall be Eighty Million U.S. Dollars (U.S. $80,000,000) (the “Purchase Price”).  For all tax purposes, the entire Purchase Price shall be allocated to the Priority Review Voucher, and Buyer and Seller shall make any and all required tax filings consistent therewith.

ARTICLE III
CLOSING

3.1          Closing. The consummation of the Asset Purchase contemplated by this Agreement (the “Closing”) shall be conducted telephonically and/or via email or other similar means of correspondence on the date hereof or such other date as may be mutually agreed upon by Buyer and Seller.  The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

3.2	Transactions to be Effected at Closing.

(a)          Seller’s Deliveries.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i)	a duly executed Bill of Sale, in the form attached hereto as Exhibit B (the “Bill of Sale”); and

(ii)	a copy of the Seller transfer acknowledgement letter, in the form of Exhibit C-1.

(b)          Buyer’s Deliveries.  At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(i)	a duly executed Bill of Sale;

(ii)
payment of the Purchase Price, by wire transfer of immediately available funds, to an account established in the United States previously designated in writing by Seller (at least two (2) Business Days prior to Closing) in full satisfaction of its obligation to pay the Purchase Price to Seller; and

(iii)	a copy of the Buyer transfer acknowledgement letter, in the form attached hereto as Exhibit C-2.

3.3	Title Passage; Notification.

(a)          Title Passage. Upon the Closing, all of the right, title and interest of Seller in and to the Purchased Assets shall pass to Buyer.

(b)         Filings; Notifications.  Consistent with the provisions of Section 7.1, Buyer and Seller agree to reasonably cooperate and assist each other with respect to any filings or notifications to any Governmental Entity related to the transfer and assignment of the Purchased Assets.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer, as of the Effective Date, as follows:

4.1          Organization, Standing and Power. Seller is a corporation, duly organized and validly existing under the laws of the State of Delaware. Seller has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to adversely affect any of the Purchased Assets or Seller’s ability to consummate the Asset Purchase contemplated by this Agreement. Seller is not in violation of its certificate of incorporation or bylaws, in each case as amended to date.

4.2          Due Authority. Seller has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase, have been duly and validly approved and authorized by all necessary corporate action on the part of Seller, and this Agreement has been duly executed and delivered by Seller. This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

4.3          Noncontravention. The execution and delivery by Seller of this Agreement does not, and the consummation of the Asset Purchase contemplated hereby, including the transfer of title to, ownership in, and possession of the Purchased Assets, will not, (a) result in the creation of any Encumbrance on any of the Purchased Assets, or (b) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws of Seller, in each case as amended to date, (ii) any Contract to which Seller or any Affiliate of Seller is a party or by which it or its assets are bound which involves or affects in any way any of the Purchased Assets, or (iii) any Legal Requirements applicable to Seller or any Affiliate of Seller and which involves or affects in any way any of the Purchased Assets.

4.4          No Consents. Except for the letters referenced in Sections 3.2(a)(ii) and 3.2(b)(iii), no filing, authorization, consent, approval, permit, order, registration or declaration, governmental or otherwise, is necessary to enable or authorize Seller to enter into, and to perform its obligations under, this Agreement.

4.5          Title to Purchased Assets. Seller is the sole and exclusive owner of the Purchased Assets and at the Closing will transfer to Buyer good and transferable title to the Purchased Assets free and clear of any Encumbrances.  Seller has performed all actions, if any, reasonably necessary to perfect its ownership of, and its ability to transfer, the Purchased Assets.

4.6          Contracts. Except for this Agreement, there is no Contract to which Seller or any Affiliate of Seller is a party that involves or affects the ownership of, licensing of, title to, or use of any of the Purchased Assets.

4.7          Compliance With Legal Requirements.  Seller and its Affiliates, and any Person engaged or authorized by Seller or its Affiliates, are, and at all times have been, in compliance with all Legal Requirements applicable to the conduct, acts, or omissions of Seller, any such Affiliates, or any such other Person, with respect to  any of the Purchased Assets.  Seller and its Affiliates have not, and to Seller’s Knowledge, no other such Person has, received any notice or other communication from any Person or Governmental Entity regarding any actual, alleged, possible or potential violation of, or failure to comply with, any such Legal Requirement.

4.8          Legal Proceedings. There is no pending, or to Seller’s Knowledge, threatened Proceeding that involves or affects (or may involve or affect) the ownership of, licensing of, title to, or use of any of the Purchased Assets. None of the Purchased Assets are subject to any Order of any Governmental Entity or arbitrator.

4.9          Governmental Authorizations. Seller is not required to hold any license, registration, or permit issued by any Governmental Entity to own, use or transfer the Purchased Assets, other than such licenses, registrations or permits that have already been obtained.

4.10          Solvency. Seller is not entering into this Agreement with the actual intent to hinder, delay, or defraud any creditor of Seller. The remaining assets of Seller after the Closing will not be unreasonably small in relation to the business in which Seller will engage after the Closing. Upon and immediately following the Closing Date, after giving effect to the Asset Purchase contemplated by and in this Agreement (including the payment of the Purchase Price), Seller will not be insolvent and will have sufficient capital to continue in business and pay its debts as they become due.

4.11         Revocation; Use of Purchased Assets. The Priority Review Voucher has not been terminated, cancelled or revoked, and neither Seller nor any of its Affiliates or any of their respective Representatives has taken or omitted to take any action, and to Seller’s Knowledge there are no facts or circumstances, that would reasonably be expected to (with or without notice or lapse of time or both) result in the termination, cancellation or revocation of the Priority Review Voucher or preclude Buyer’s use of the Purchased Assets to obtain Priority Review or any other benefit associated with the Purchased Assets. There is no term or condition imposed by the FDA on the Priority Review Voucher that is not set forth in the NDA Approval Letter or Section 565A of the FDC Act.  Seller has provided to Buyer true and complete copies of the NDA Approval Letter and any other material communications between Seller or any of its Affiliates and the FDA regarding the Priority Review Voucher.

4.12         Intent to Use. Neither Seller nor any of its Affiliates has notified the FDA of intent to use the Priority Review Voucher to obtain a Priority Review.

4.13         No Broker. Other than Leerink Partners LLC, the fees and expenses of whom shall be paid by Seller, Seller has not engaged, retained or entered into an agreement with any investment banker, broker, finder or other intermediary who has been authorized to act on behalf of Seller who may be entitled to any fee or commission in connection with the Asset Purchase contemplated by this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

5.1          Organization, Standing and Power. Buyer is a corporation, duly organized and validly existing under the laws of Indiana.  Buyer has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to adversely affect Buyer’s ability to consummate the Asset Purchase contemplated by this Agreement. Buyer is not in violation of its certificate of incorporation or bylaws, in each case as amended to date.

5.2         Authority. Buyer has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the consummation of the Asset Purchase, have been duly and validly approved and authorized by all necessary corporate action on the part of Buyer, and this Agreement has been duly executed and delivered by Buyer.  This Agreement, upon execution by the Parties, will constitute a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

5.3          Noncontravention. The execution and delivery by Buyer of this Agreement does not, and the consummation of the Asset Purchase contemplated hereby will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (a) any provision of the certificate of incorporation or bylaws of Buyer, in each case as amended to date, (b) any Contract to which Buyer is a party or by which it is bound, or (c) any Legal Requirements applicable to Buyer.

5.4          No Consents. Except for the letters referenced in Sections 3.2(a)(ii) and 3.2(b)(iii), no filing, authorization, consent, approval, permit, order, registration or declaration, governmental or otherwise, is necessary to enable or authorize Buyer to enter into, and to perform its obligations under, this Agreement.

5.5          No Broker. Buyer has not engaged, retained or entered into an agreement with any investment banker, broker, finder or other intermediary who has been authorized to act on behalf of Buyer who would be entitled to any fee or commission payable by Seller in connection with the Asset Purchase contemplated by this Agreement.

ARTICLE VI
INDEMNIFICATION

6.1	Indemnification.

(a)          Indemnification by Seller. From and after the Closing, Seller will indemnify, defend and hold Buyer and its Affiliates, and their respective directors, officers, employees and agents harmless for, from and against any and all Liabilities, claims losses, damages, costs and expenses (including reasonable attorneys’ fees) (collectively, “Damages”) to the extent arising out of or resulting from (i) any breach of Seller’s representations, warranties, covenants or obligations under this Agreement, (ii) Seller’s grossly negligent and/or wrongful acts, omissions or misrepresentations, regardless of the form of action, in connection with this Agreement, and/or (iii) any Excluded Liabilities.

(b)          Indemnification by Buyer. From and after the Closing, Buyer will indemnify, defend and hold Seller and its Affiliates, and their respective directors, officers, employees and agents harmless for, from and against any and all Damages to the extent arising out of or resulting from (i) any breach of Buyer’s representations, warranties, covenants or obligations under this Agreement, (ii) Buyer’s grossly negligent and/or wrongful acts, omissions or misrepresentations, regardless of the form of action, in connection with this Agreement, and/or (iii) Buyer’s, its Affiliates’, or any subsequent transferee’s use of the Purchased Assets.

6.2	Indemnification Procedures for Third Party Claims.

(a)          A Person entitled to indemnification pursuant to Section 6.1 will hereinafter be referred to as an “Indemnitee.” A Party obligated to indemnify an Indemnitee hereunder will hereinafter be referred to as an “Indemnitor.” Indemnitee shall inform Indemnitor of any indemnifiable Damages arising out of a claim by a third party in respect of which an Indemnitee may seek indemnification pursuant to Section 6.1 (a “Third Party Claim”) as soon as reasonably practicable after the Third Party Claim arises, it being understood and agreed that the failure to give such notice will not relieve the Indemnitor of its indemnification obligation under this Agreement except and only to the extent that such Indemnitor is actually and materially prejudiced as a result of such failure to give notice.

(b)          If the Indemnitor has acknowledged in writing to the Indemnitee within fifteen (15) days after receipt of the Third Party Claim the Indemnitor’s responsibility for defending such Third Party Claim, the Indemnitor shall have the right to defend, at its sole cost and expense, such Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnitor to a final conclusion or settled at the discretion of the Indemnitor; provided, however, that the Indemnitor may not enter into any compromise or settlement unless (i) such compromise or settlement includes as an unconditional term thereof, the giving by each claimant or plaintiff to the Indemnitee of a release from all liability in respect of such Third Party Claim, and (ii) the Indemnitee consents to such compromise or settlement, which consent shall not be withheld or delayed unless such compromise or settlement involves (A) any admission of legal wrongdoing by the Indemnitee, (B) any payment by the Indemnitee that is not indemnified hereunder or (C) the imposition of any equitable relief against the Indemnitee. If the Indemnitor does not elect to assume control of the defense of a Third Party Claim or if a good faith and diligent defense is not being or ceases to be materially conducted by the Indemnitor, the Indemnitee shall have the right, at the expense of the Indemnitor, upon at least ten (10) Business Days’ prior written notice to the Indemnitor of its intent to do so, to undertake the defense of such Third Party Claim for the account of the Indemnitor (with counsel reasonably selected by the Indemnitee and approved by the Indemnitor, such approval not to be unreasonably withheld or delayed), provided, that the Indemnitee shall keep the Indemnitor apprised of all material developments with respect to such Third Party Claim and promptly provide the Indemnitor with copies of all correspondence and documents exchanged by the Indemnitee and the opposing party(ies) to such litigation. The Indemnitee may not compromise or settle such litigation without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld or delayed.

(c)          The Indemnitee may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnitor pursuant to this Section 6.2 and shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnitor shall bear such costs and expenses if counsel for the Indemnitor shall have reasonably determined that such counsel may not properly represent both the Indemnitor and the Indemnitee.

6.3          Direct Claims. A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice from the Indemnitee to the Indemnitor. Such notice shall include the facts constituting the basis for such claim for indemnification, the Sections of this Agreement upon which such claim for indemnification is then based, and an estimate, if possible, of the amount of Damages suffered or reasonably expected to be suffered by the Indemnitee.

6.4          Exclusive Remedy. From and after the Closing, except in the case of fraud, intentional or willful misrepresentation or intentional or willful misconduct, the sole and exclusive remedy of any Indemnitee for any Damages (including any Damages from Liabilities or claims for breach of contract, warranty, or otherwise and whether predicated on common law, statute, strict liability or otherwise) that such Indemnitee may at any time suffer or incur, or become subject to, as a result of, or in connection with this Agreement, including any inaccuracy, violation or breach of any representation and warranty contained in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement, shall be indemnification in accordance with this ARTICLE VI (subject to the applicable qualifications and limitations set forth in this Agreement).

ARTICLE VII
COVENANTS AND AGREEMENTS

7.1	Further Assurances.

(a)          The Parties shall cooperate reasonably with each other in connection with any steps required to be taken as part of their respective obligations under this Agreement, including, without limitation,  any notifications or filings required to be made to the FDA in connection with the transfer from Seller to Buyer of the Purchased Assets, and shall (i) furnish upon request to each other such further information, (ii) execute and deliver to each other such other documents, and (ii) do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Asset Purchase contemplated by this Agreement, including the use by Buyer and/or its Affiliates or their respective permitted successors and assigns of the Priority Review Voucher in accordance with its terms and applicable Legal Requirements.

(b)          Without limiting the foregoing, Buyer and Seller agree to cooperate and assist each other with respect to all filings or notifications to any Governmental Entity related to the transfer and assignment from Seller to Buyer of the Purchased Assets.

7.2          Notices from Governmental Entities. Seller shall promptly forward to Buyer any communications or notices it or its Affiliates receive from any Governmental Entity in respect of the Purchased Assets.

7.3	Nondisclosure.

(a)          With respect to Confidential Information received from a Party, the other Party will (i) keep the Confidential Information confidential, (ii) not use such Confidential Information for any reason other than to carry out the intent and purpose of this Agreement, and (iii) not disclose such Confidential Information to any Person, except in each case as otherwise expressly permitted by this Agreement or with the prior written consent of the disclosing Party.

(b)          A Party may disclose Confidential Information only to its Affiliates and their respective Representatives on a need-to-know basis.

(c)          A Party will (i) enforce the terms of this Section 7.3 as to its Representatives, (ii) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Section 7.3, and (iii) be responsible and liable for any breach of this Section 7.3 by it or its Representatives.

(d)          If a Party becomes compelled by a court or is requested by a Governmental Entity to make any disclosure that is prohibited or otherwise constrained by this Section 7.3, such Party shall provide the disclosing Party with prompt notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.3. In the absence of a protective order or other remedy, the Party subject to the requirement to disclose may disclose that portion (and only that portion) of the Confidential Information that, based upon advice of its counsel, it is legally compelled to disclose or that has been requested by such Governmental Entity; provided, however, that such Party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any Confidential Information is so disclosed.

(e)          The Parties hereby agree that, effective as of the Closing, the Confidentiality Agreement shall automatically terminate and be of no further force or effect.

7.4          Disclosures Concerning this Agreement. Seller and Buyer shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the Asset Purchase contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation (and shall in all events act reasonably and in good faith in connection therewith), except as may be required by applicable Legal Requirements; provided, that, Buyer may, without the prior consent or review by Seller, make filings or disclosures with any applicable tax Governmental Entity that are necessary or desirable to Buyer and its Affiliates.  Buyer and Seller each acknowledges that the other Party, or the other Party’s parent company, as a publicly traded company is legally obligated to make timely disclosures of material events relating to its business. The Parties acknowledge that either or both Parties may be obligated to file a copy of this Agreement with the United States Securities and Exchange Commission.

ARTICLE VIII
GENERAL PROVISIONS

8.1          Survival. Except as expressly set forth herein, the representations and warranties contained in this Agreement, and liability for the breach thereof, shall survive the Closing Date and shall remain in full force and effect, and all covenants and obligations contained herein shall, in each case, survive the Closing Date and remain in full force and effect until the expiration of the applicable statute of limitations.

8.2          Taxes and Fees. Notwithstanding any other provision in this Agreement to the contrary, each respective Party shall bear and pay any and all sales taxes, income taxes, value added taxes, stamp taxes, use taxes, transfer taxes, documentary charges, recording fees or similar taxes, charges, or fees (including any penalties, interest and additions thereto) that may become payable by it or its Affiliates in connection with the Asset Purchase.  In connection with the foregoing, Seller hereby confirms to Buyer that Buyer has no withholding tax obligation in respect of the payment of the Purchase Price from Buyer to Seller.

8.3          Notices. Any notice or other communication required or permitted to be delivered to any Party shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; or (b) upon such Party’s receipt after being sent by registered mail, by courier or express delivery service, in any case to the address set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Party in accordance with this Section 8.3):

(i) if to Buyer, to:

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
Attention: Senior Vice President Corporate Business Development

with a copy (which shall not constitute notice) to:

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
Attention: General Counsel

(ii) if to Seller, to:

SIGA Technologies, Inc.
27 East 62nd Street
New York, NY 10065
Attention: General Counsel and Chief Administrative Officer

and to:

SIGA Technologies, Inc.
27 East 62nd Street
New York, NY 10065
Attention: Executive Vice President and Chief Financial Officer

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
Attention: Stephen A. Infante

8.4	Construction.

(a)          The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(b)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c)          Except as otherwise indicated, all references in this Agreement to “Articles” and “Sections” are intended to refer to Articles and Sections of this Agreement.

8.5          Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Party hereto, it being understood that all Parties hereto need not sign the same counterpart.  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or facsimile (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., DocuSign) or other transmission method shall be sufficient to bind the Parties hereto to the terms and conditions of this Agreement.

8.6          Entire Agreement. This Agreement, including all exhibits and schedules attached hereto, set forth the entire understanding of the Parties relating to the subject matter hereof and supersede all prior agreements and understandings among or between the Parties relating to the subject matter hereof (including, without limitation, the Confidentiality Agreement). Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth in this Agreement.

8.7        Assignment.  No Party will have the right to assign this Agreement, in whole or in part, by operation of law or otherwise, without the other Party’s express prior written consent. Any attempt to assign this Agreement without such consent, will be null and void. Notwithstanding the foregoing, (a) Buyer may assign this Agreement, in whole or in part, without the consent of the Seller (i) to an Affiliate of Buyer, or (ii) to any purchaser, transferee, or assignee of any of the Purchased Assets in a single transaction, or series of transactions, whether by sale, merger, operation of law or otherwise, and (b) Seller may assign this Agreement, in whole or in part, without the consent of Buyer, to an Affiliate of Seller.  For the avoidance of doubt, no assignment made pursuant to this Section 8.7 shall relieve the assigning Party of any of its obligations under this Agreement.  Subject to the foregoing, this Agreement will bind and inure to the benefit of each Party’s successors and permitted assigns.

8.8          Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties hereto shall use commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.9          Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any Party of any right to specific performance or injunctive relief.

8.10          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court in Wilmington, Delaware (or if such court does not have subject matter jurisdiction, a State Court of the State of Delaware located in Wilmington, Delaware) solely and specifically for the purposes of any action or proceeding arising out of or in connection with this Agreement.

8.11       WAIVER OF JURY TRIAL.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE ASSET PURCHASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES AGREE THAT EITHER OF THEM MAY FILE A COPY OF THIS SECTION 8.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR THE ASSET PURCHASE AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

8.12        Amendment; Extension; Waiver. Subject to the provisions of applicable law, the Parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the Parties hereto. At any time, any Party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

8.13        Representation By Counsel; Interpretation. Seller and Buyer each acknowledge that it has been represented by its own legal counsel in connection with this Agreement and the Asset Purchase contemplated by this Agreement. Accordingly, any rule of law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it, has no application and is expressly waived.

8.14        Expenses. Except as otherwise expressly set forth in this Agreement, each of the Parties shall bear its own fees and expenses incurred in connection with this Agreement and the Asset Purchase contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Buyer and Seller has caused this Asset Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SIGA TECHNOLOGIES, INC.

By:	/s/ Robin E. Abrams
Name:	Robin E. Abrams
Title:	General Counsel and Chief Administrative Officer

ELI LILLY AND COMPANY

By:	/s/ David A. Ricks
Name:	David A. Ricks
Title:	Chairman and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

Omitted Attachments

Exhibits to Asset Purchase Agreement

Exhibit A – Priority Review Voucher Letter

Exhibit B – Form of Bill of Sale

Exhibit C-1 – Form of Seller Transfer Acknowledgement Letter

Exhibit C-2 – Form of Buyer Transfer Acknowledgement Letter

Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby undertakes to furnish supplementally a copy of any of the above-listed attachments to the Commission upon request.